                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D
                      (Amendment No. 3)


          Under the Securities Exchange Act of 1934

                    AMERICA ONLINE, INC.
                      (Name of Issuer)


          Common Stock (par value $0.01 per share)
               (Title of Class of Securities)


                         00002364J1
                       (CUSIP Number)
         Don A. Jensen, Vice President and Secretary
                     Sprint Corporation
                       P.O. Box 11315
                 Kansas City, Missouri 64112
                       (913) 624-3326
(Name, Address, and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      November 6, 1995
                (Date of Event which Requires
                  Filing of this Statement)


  If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of
   Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with the statement [ ].

                        SCHEDULE 13D

CUSIP NO. 00002364J1


1)	Names of Reporting Persons				Sprint
 									Communications
									Company L.P.
	S.S. or I.R.S. Identification
	Nos. of Above Persons					43-1408007

2)	Check the Appropriate Box if a	(a)		[ ]
	Member of a Group				(b)		[X]

3)	SEC Use Only

4)	Source of Funds						OO

5)	Check Box if Disclosure of Legal			[  ]
	Proceedings is Required Pursuant to
	Items 2(d) and 2(e)

6)	Citizenship or Place of Organization		Delaware


Number of shares beneficially owned by each person with:


7)	Sole Voting Power

8)	Shared Voting Power					1,800,000

9)	Sole Dispositive Power

10)	Shared Dispositive Power				1,800,000

11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person			1,800,000

12)	Check Box if the Aggregate Amount
	in Row (11) Excluded Certain Shares			[  ]

13)	Percent of Class Represented in
	Row (11)							2.4%

14)	Type of Reporting Person				PN


                        SCHEDULE 13D

CUSIP NO. 00002364J1


1)	Names of Reporting Persons				Sprint Corporation

	S.S. or I.R.S. Identification Nos.
	of Above Persons						48-0457967

2)	Check the Appropriate Box if		(a)		[  ]
	a Member of a Group			(b)		[X]

3)	SEC Use Only

4)	Source of Funds						OO

5)	Check Box if Disclosure of Legal			[  ]
	Proceedings is Required Pursuant
	to Items 2(d) and 2(e)

6)	Citizenship or Place of
	Organization						Kansas


Number of shares beneficially
owned by each person with:


7)	Sole Voting Power

8)	Shared Voting Power					1,800,000

9)	Sole Dispositive Power

10)	Shared Dispositive Power				1,800,000

11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person			1,800,000

12)	Check Box if the Aggregate
	Amount in Row (11) Excluded
	Certain Shares						[ ]

13)	Percent of Class Represented
	in Row (11)							2.4%

14)	Type of Reporting Person				HC CO



                        SCHEDULE 13D

CUSIP NO. 00002364J1


1)	Names of Reporting Persons				US Telecom, Inc.

	S.S. or I.R.S. Identification
	Nos. of Above Persons				      48-0934012

2)	Check the Appropriate Box if		(a)		[ ]
	a Member of a Group			(b)		[X]

3)	SEC Use Only

4)	Source of Funds						OO

5)	Check Box if Disclosure of				[ ]
	Legal Proceedings is Required
	Pursuant to Items 2(d) and 2(e)

6)	Citizenship or Place of
	Organization						 Kansas


Number of shares beneficially
owned by each person with:


7)	Sole Voting Power

8)	Shared Voting Power					1,800,000

9)	Sole Dispositive Power

10)	Shared Dispositive Power				1,800,000

11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person			1,800,000

12)	Check Box if the Aggregate Amount
	in Row (11) Excluded Certain
	Shares							[ ]

13)	Percent of Class Represented
	in Row (11)							2.4%

14)	Type of Reporting Person				HC CO


      This Amendment No. 3 (the "Amendment") amends the Statement on Schedule 13D dated May 14, 1993 (the "Original 13D"), as amended on March 21, 1995 ("Amendment No. 1") and as further amended on April 5, 1995 ("Amendment No. 2") (the Original 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "13D"), filed by Sprint Communications Company L.P. ("Sprint L.P."), US
Telecom, Inc. ("US Telecom") and Sprint Corporation ("Sprint") with respect to the Common Stock (the "Common Stock") of America Online, Inc. (the "Issuer"). Certain capitalized terms used herein and not defined in this Amendment have the meanings ascribed to them in the 13D.

Item 2.  Identity and Background.

      The revised lists of names, business addresses and principal occupations of the directors and executive officers of Sprint and US Telecom are set forth on Exhbit A and are incorporated herein by reference. All of the officers and directors are believed to be citizens of the United States.

     Each of Sprint, Sprint L.P. and US Telecom has executed a Joint Filing Agreement consenting to the filing of this Amendment. Such Joint Filing Agreement is filed as Exhibit B to this Amendment and is incorporated herein by this reference.

Item 4.  Purpose of Transaction.

      On November 6, 1995, the Issuer cancelled the original Warrant, No. W-2, dated May 14, 1993 (the "Original Warrant'), and issued a replacement warrant to Sprint L.P., also dated as of May 14, 1993 (the "New Warrant") A copy of the New Warrant is attached hereto as Exhibit C and incorporated herein by this reference. As did the Original Warrant, the New Warrant gives Sprint L.P. the right to purchase 450,000 shares of the Issuer's common stock at a price of $31.25 per share. All of the other material terms of the New Warrant are identical to the Original Warrant except that the term has been extended. The term of the New Warrant expires on the earlier of (a) March 31, 1999 and (b) the occurrence of certain termination events set forth in
Section 8 of the New Warrant, such events relating to the Master Agreement for Data Communications, dated May 14, 1993, between the Issuer and Sprint L.P.

Item 5.   Interest in Securities of the Issuer.

      As previously reported, on November 28, 1994, the Issuer effected a 2-for-1 stock split (the "First Stock Split"). The Issuer effected another 2-for-1 stock split (together with the First Stock Split, the "Stock Splits") to shareholders of record on November 29, 1995. As a result of the Stock Splits, Section 2(a) of the New Warrant (i) increasesd the number of shares of Common Stock subject to purchase by Sprint L.P. from 450,000 to 1,800,000 and (ii) decreased the purchase price per share of Common Stock from $31.25 to $7.8125. No transaction was effected by the Filers in connection with the Stock Splits.

     The Filers' beneficial ownership of 1,800,000 shares of the Common Stock represents 2.4% of the Issuer's Common Stock calculated by (a) multiplying by 2 (to reflect the November 29, 1995, stock split) the 37,554,840 shares of Common Stock reported as outstanding by the Issuer in its 1995 Annual Report and (b) adding to that sum the 1,800,000 shares of Common Stock subject to purchase by Sprint L.P. subject to the terms of the New Warrant.

      Unless one or more of the Filers' beneficial ownership of the Issuer's outstanding Common Stock again reaches more than 5%, this Amendment constitutes the final amendment to the Schedule 13D to be filed by the Filers with respect to their ownership of the Common Stock.

Item   6.    Contracts,  Arrangements,  Understandings,   or
Relationships with respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

A.	Responses to Items 2(a), (b) and (c) with  respect  to
	the officers and directors of Sprint and US Telecom

B.	Joint Filing Agreement among the Filers

C.	Warrant, No. W-3, for the Purchase of Shares of Common
	Stock, dated as of May 14, 1993, between the Issuer and Sprint L.P.

                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 16, 1996

                              /s/ MICHAEL T. HYDE
                              Secretary
                              Sprint Communications Company
                              L.P.


Date: January 16, 1996

                              /s/ MICHAEL T. HYDE
                              Assistant Secretary
                              Sprint Corporation


Date: January 16, 1996

                              /s/ MICHAEL T. HYDE
                              Assistant Secretary
                              US Telecom, Inc.

                      INDEX TO EXHIBITS



Document                                          Page

A.	Responces to Items 2(a), (b) and (c)
	with respect to the officers
	and directors of Sprint and US Telecom

B.	Joint Filing Agreement among the Filers

C.	Warrant, No. W-3, for the Purchase of
	Shares of Common Stock, dated as of May
	14, 1993, between the Issuer and
	Sprint L.P.


                          EXHIBIT A

              DIRECTORS AND EXECUTIVE OFFICERS
                             OF
                     SPRINT CORPORATION

      (a)                   (b)                   	(c)
      Name                Address              	   Principal
                                                  Business or
                                           	Occupation/Office
								     Held

DIRECTORS


DuBose Ausley     Ausley, McMullen,			Attorney
                  McGehee, et. al.
                  Washington Square
                  Building
                  P.O. Box 391
                  Tallahassee, FL 32302

Warren Batts      Premark International,		Chairman and CEO
                  Inc.					of Premark
                  1717 Deerfield Road		International,
                  Deerfield, IL 60015		Inc.

Ruth Davis        The Pymatuning Group,		Chairman and CEO
                  Inc.					of the Pymatuning
                  Suite 570				Group, Inc.
                  4900 Seminary Road
                  Alexandria, VA 22311

William Esrey     Sprint Corporation		Chairman and CEO
                  2330 Shawnee Mission		of Sprint
                  Pkwy					Corporation
                  Westwood, KS 66205

Donald Hall       Hallmark Cards, Inc.		Chairman of
                  P.O. Box 419580			Hallmark Cards,
                  Kansas City, MO 64141		Inc.

Harold Hook       American General			Chairman and CEO
                  Corporation				of American
                  P.O. Box 3247			General Corporation
                  Houston, TX 77253

Robert Huntley    Hunton & Williams			Attorney
                  Riverfront Plaza, East
                  Tower
                  17th Floor
                  951 East Byrd Street
                  Richmond, VA 23219

Ronald LeMay      Sprint				Chief Executive
                  Telecommunications		Officer, Sprint
                  Venture				Telecommunications
                  4717 Grand				Venture
                  Kansas City, MO  64112

Linda Lorimer     Office of the Secretary		Secretary of the
                  Yale University			University, Yale
                  P.O. Box 1303A Yale		University
                  Station
                  New Haven, CT 06520

Charles Price II  Suite 300				Chairman of the Board
                  One West Armour Blvd.		of Mercantile Bank
                  Kansas City, MO 64111		of Kansas City

Frank Reed        Philadelphia National		President and
                  Bank					CEO of
                  FC 1-1-2-2				Philadelphia
                  P.O. Box 7618			National Bank
                  Philadelphia, PA 19101

Charles Rice      Barnett Banks, Inc.		Chairman and CEO
                  P.O. Box 40789			of Barnett Banks
                  Jacksonville, FL 32203

Stewart Turley    Jack Eckerd Corporation		Chairman and CEO
                  P.O. Box 4689			of Jack Eckerd
                  Clearwater, Florida		Corporation
                  34618


EXECUTIVE
OFFICERS


Gene Betts        Sprint Corporation		Senior Vice
                  2330 Shawnee Mission		President,
                  Pkwy					Sprint
                  Westwood, KS 66205		Corporation

J. Richard Devlin	Sprint Corporation		Executive Vice
			2330 Shawnee Mission		President--Law and
                  Pkwy					External Affairs,
			Westwood, KS 66205		Sprint Corporation

William Esrey     Sprint Corporation		Chairman and
                  2330 Shawnee Mission		CEO, Sprint
                  Pkwy					Corporation
                  Westwood, KS 66205

Gary Forsee       Sprint Corporation		President & Chief
                  2330 Shawnee Mission		Operating Officer,
                  Pkwy					Long Distance
                  Westwood, KS 66205		Division, Sprint
                                           	Corporation

Dennis Foster     Sprint Corporation		President--Cellular
                  2330 Shawnee Mission		and Wireless
                  Pkwy 					Division, Sprint
                  Westwood, KS 66205		Corporation

John Hoffman      Sprint Corporation		Senior Vice
                  2330 Shawnee Mission		President,
                  Pkwy					Sprint Corporation
                  Westwood, KS 66205

Don Jensen        Sprint Corporation		Vice President and
                  2330 Shawnee Mission		Secretary, Sprint
                  Pkwy					Corporation
                  Westwood, KS 66205

Arthur Krause     Sprint Corporation		Executive Vice
                  2330 Shawnee Mission		President--Chief
                  Pkwy 					Financial Officer,
                  Westwood, KS 66205		Sprint Corporation

Ronald LeMay      Sprint				Chief Executive
                  Telecommunications		Officer, Sprint
                  Venture 4717 Grand		Telecommunications
                  Kansas City, MO  64112		Venture

John Meyer        Sprint Corporation		Senior Vice President
                  2330 Shawnee Mission		and Controller,
                  Pkwy					Sprint Corporation
                  Westwood, KS 66205

D. Wayne		Sprint Corporation		President--Local
Peterson          2330 Shawnee Mission		Telecommunications
                  Pkwy					Division, Sprint
                  Westwood, KS 66205		Corporation

Theodore Schell   Sprint Corporation		Senior Vice
                  2330 Shawnee Mission		President, Sprint
                  Pkwy 					Corporation
                  Westwood, KS 66205

Richard C.		Sprint Corporation		Senior Vice
Smith, Jr.        2330 Shawnee Mission		President, Sprint
                  Pkwy					Corporation
                  Westwood, KS 66205

M.Jeannine		Sprint Corporation		Senior Vice
Strandjord        2330 Shawnee Mission		President and
                  Pkwy					Treasurer, Sprint
                  Westwood, KS 66205            Corporation

I. Benjamin		Sprint Corporation		Senior Vice
Watson            2330 Shawnee Mission		President,
                  Pkwy 					Sprint
                  Westwood, KS 66205		Corporation


                          EXHIBIT A
                          (cont'd)
              DIRECTORS AND EXECUTIVE OFFICERS
                              OF
                      US TELECOM, INC.

      (a)                   (b)                   	(c)
      Name                Address              	   Principal
                                                  Business or
                                           	Occupation/Office
								     Held

DIRECTORS


William Esrey       Sprint Corporation		Chairman and CEO,
                    2330 Shawnee			Sprint Corporation
                    Mission Pkwy
                    Westwood, KS 66205

J. Richard Devlin   Sprint Corporation		Executive Vice
                    2330 Shawnee			President--Law and
                    Mission Pkwy			External Affairs,
                    Westwood, KS 66205		Sprint Corporation

Arthur Krause       Sprint Corporation		Executive Vice
                    2330 Shawnee			President--Chief
                    Mission Pkwy			Financial Officer,
                    Westwood, KS 66205		Sprint Corporation


EXECUTIVE OFFICERS


William T. Esrey    Sprint Corporation		Chairman and CEO,
                    2330 Shawnee			Sprint Corporation;
                    Mission Pkwy			President, US
                    Westwood, KS 66205		Telecom, Inc.

Arthur Krause       Sprint Corporation		Executive Vice
                    2330 Shawnee			President--Chief
                    Mission Pkwy			Financial Officer,
                    Westwood, KS 66205		Sprint Corporation;
 								Executive Vice
								President, CEO, and
								Treasurer, US
								Telecom, Inc.

Gene M. Betts       Sprint Corporation		Senior Vice
                    2330 Shawnee			President, Sprint
                    Mission Pkwy			Corporation; Vice
                    Westwood, KS 66205		President, US
								Telecom, Inc.

John P. Meyer       Sprint Corporation		Senior Vice
                    2330 Shawnee			President and
                    Mission Pkwy			Controller, Sprint
                    Westwood, KS 66205		Corporation; Vice
								President and
 								Controller, US
								Telecom, Inc.

Don A. Jensen       Sprint Corporation		Vice President and
                    2330 Shawnee			Secretary, Sprint
                    Mission Pkwy			Corporation; Vice
                    Westwood, KS 66205		President and
 								Secretary, US
								Telecom, Inc.

M. Jeannine         Sprint Corporation		Senior Vice
Strandjord          2330 Shawnee			President and
                    Mission Pkwy 			Treasurer, Sprint
                    Westwood, KS 66205		Corporation; Vice
								President and
 								Assistant
 								Treasurer, US
 								Telecom, Inc.


                          EXHIBIT B
                   JOINT FILING AGREEMENT
                   DATED JANUARY 16, 1996,
                  AMONG SPRINT CORPORATION,
                    US TELECOM, INC., AND
             SPRINT COMMUNICATIONS COMPANY L.P.

                   JOINT FILING AGREEMENT

     The undersigned (each, a "Filer" and collectively, the "Filers") for purposes of filing an amendment to a statement on Schedule 13D pursuant to Securities and Exchange
Commission Rule 13d-1(f)(i) each hereby agree:

     (a) each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

     (b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

     (c) each Filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit A is filed on its behalf; and

     (d) this Joint Filing Agreement may be executed in counterparts.

Dated: January 16, 1996
                                SPRINT CORPORATION

                            By: /s/ MICHAEL T. HYDE
                                Michael T. Hyde
                                Assistant Secretary

                                US TELECOM, INC.

                            By: /s/ MICHAEL T. HYDE
                                Michael T. Hyde
                                Assistant Secretary

                                SPRINT COMMUNICATIONS COMPANY
                                L.P.

                            By: /s/ MICHAEL T. HYDE
                                Michael T. Hyde
                                Secretary

                          EXHIBIT C

EXCEPT AS PROVIDED IN SECTION 9(b) HEREOF, THIS WARRANT MAY NOT BE TRANSFERRED. THE SHARES OF COMMON STOCK ISSUED OR ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN SECTIONS 4 AND 10 OF THIS WARRANT.
                    AMERICA ONLINE, INC.

                                 For the purchase of
No. W-3                           450,000 shares of
                                     Common Stock

                 WARRANT FOR THE PURCHASE OF
                    SHARES OF COMMON STOCK
                              OF
                     AMERICA ONLINE, INC.
                   (A Delaware Corporation)

VOID AFTER 5:00 P.M., EASTERN STANDARD TIME,
ON MARCH 31, 1999

America Online, Inc., a Delaware corporation (the "Company") hereby certifies that Sprint Communications Company L.P., a Delaware limited partnership (together with its permitted assigns, the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after May 14, 1993 and on or before the earlier of March 31, 1999, at not later than 5:00 p.m. (Eastern Standard Time) and the termination of this Warrant as provided in Section 8 below, 450,000 shares of Common Stock, $.0l par value, of the Company ("Common Stock"), at a purchase price of $31.25 per share. The number of shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Stock" and the "Purchase Price", respectively.

1.   Exercise.

(a) This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by such Registered Holder, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, by bank or certified check in lawful money of the United States, of the Purchase Price payable in respect of the number of shares of Warrant Stock purchased upon such exercise.

(b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Stock shall be issuable upon such exercise as provided in subsection 1(c) below shall be deemed to have become the holder or holders of record of the Warrant Stock represented by such certificates.

(c) As soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) days thereafter, the Company at its expense will cause to be issued in the name of, and delivered to, the Registered Holder, or, subject to the terms and conditions hereof, as the Registered Holder (upon payment by the Registered Holder of any applicable transfer taxes) may direct:

(i)a certificate or certificates for the number of full shares of Warrant Stock to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof, and

(ii)in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise as provided in subsection 1(a) above.

2.   Adjustments.

(a) If the outstanding shares of the Company's Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Warrant Stock purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) If there shall occur any capital reorganization or reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(a) above), or any consolidation or merger of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company, or the payment of a liquidating distribution then, as part of any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, lawful provision shall be made so that the Registered Holder of this Warrant shall have the right thereafter to receive upon the exercise hereof (to the extent, if any, still exercisable) the kind and amount of shares of stock or other securities or property which such Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger, sale or liquidating distribution, as the case may be, such Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder of this Warrant such that the provisions set forth in this Section 2 (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

(c) In any case in which this Section 2 shall require that any adjustment in the number of shares of Warrant Stock or other property for which this Warrant may be exercised be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the Registered Holder the amount of Warrant Stock and other property, if any, issuable upon exercise of this Warrant after such record date that is over and above the Warrant Stock and other property, if any, issuable upon exercise of this Warrant as in effect prior to such adjustment; provided that upon request the Company shall deliver to the Registered Holder a due bill or other appropriate instrument evidencing the Registered Holder's right to receive such additional shares or property upon the occurrence of the event requiring such adjustment.

(d) When any adjustment is required to be made in the Purchase Price, the Company shall promptly mail to the Registered Holder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or property for which this Warrant shall be exercisable following the occurrence of any of the events specified in subsection 2(a) or 2(b) above.

3.   Fractional Shares.

The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall make an adjustment therefor in cash on the basis of the mean between the low bid and high asked prices of the Warrant Stock on the over-the-counter market as reported by the National Association of Securities Dealers Automated Quotations ("NASDAQ") System or the closing market price of the Warrant Stock on a national securities exchange on the trading day immediately prior to the date of exercise, whichever is applicable, or if neither is applicable, then on the basis of the then market value of the Warrant Stock as shall be reasonably determined by the Board of Directors of the Company.

4.   Limitation on Sales; Registration.

(a) The Registered Holder, and each subsequent holder of this Warrant, if any, acknowledges that this Warrant and the Warrant Stock have not been registered under the Securities Act of 1933, as now in force or hereafter amended, or any successor legislation (the "Act"), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise in the absence of (i) an effective registration statement under the Act as to this Warrant or such Warrant Stock and registration or qualification of this Warrant or such Warrant Stock under any applicable Blue Sky or state securities law then in effect, or (ii) an opinion of counsel, satisfactory to the Company and the Registered Holder, that such registration and qualification are not required. Without limiting the generality of the foregoing, unless the offering and sale of the Warrant Stock to be issued upon the particular exercise of this Warrant shall have been effectively registered under the Act, the Company shall be under no obligation to issue the shares covered by such exercise unless and until the Registered Holder shall have executed an investment letter in form and substance satisfactory to the Company, including a warranty at the time of such exercise that it is acquiring such shares for its own account, for investment and not with a view to, or for sale in connection with, the distribution of any such shares, in which event the Registered Holder shall be bound by the provisions of a legend to such effect on the certificate(s) representing the Warrant Stock. In addition, without limiting the generality of the foregoing, the Company may delay issuance of the Warrant Stock until completion of any action or obtaining of any consent, which the Company deems necessary under any applicable law (including without limitation state securities or "blue sky" laws).

(b) Upon the exercise of this Warrant in full, if the Company is then eligible to register Common Stock under the Act on Form S-3 the Company shall, as soon as practicable thereafter but in no event later than 45 days following such exercise, file a registration statement on Form S-3 covering the Warrant Stock issuable upon such exercise (a "Sprint Registration Statement") and, after such filing, the Company shall use reasonable efforts to cause such Sprint Registration Statement to become effective and to maintain the effectiveness thereof for a period of one (1) year, or until such earlier date as such Warrant Stock may be transferred without registration under the Act; provided that (i) the effectiveness of the Sprint Registration Statement may be terminated earlier if and to the extent that all of the Warrant Stock shall have been disposed of by the holder or holders thereof and (ii) the Company's obligation under this Section 4(b) to file a Sprint Registration Statement as soon as practicable and to use reasonable efforts to cause such Sprint Registration Statement to become effective shall be suspended in the event and during such period as certain circumstances exist (such circumstances being hereinafter referred to as a "Suspension Event") which would make it impractical or inadvisable in the Company's good faith opinion to file a Sprint Registration Statement, but such suspension shall only continue until (y) such event is no longer continuing or (z) ninety (90) days after the commencement of such suspension, whichever is earlier. A Suspension Event shall include, but shall not be limited to, (1) an underwritten primary offering by the Company if the Company is advised in writing by the managing underwriter of such underwritten offering that, in its good faith judgment, the sale of securities under a Sprint Registration Statement would interfere with the successful marketing of the securities to be offered under such primary offering; (2) pending negotiations relating to, or existence of any other event, fact or circumstance which would require disclosure by the Company in the Sprint Registration Statement of information regarding the Company or its business, business plans, financial condition or results of operations which has not previously been disclosed by the Company in a report filed under the Securities Exchange Act of 1934, as amended, or by public announcement; or (3) if the holder or holders of Warrant Stock on whose behalf the Sprint Registration Statement is being prepared fails to cooperate with the Company and to furnish to the Company all information in connection with the preparation of the Sprint Registration Statement as the Company may reasonably request.

(c) All fees and expenses incurred by the Company in connection with the performance of its obligation to register the Warrant Stock pursuant to subsection 4(b) shall be borne by the Company; provided that, in the event of any underwritten offering of such Warrant Stock, all underwriting discounts and selling commissions, if any, fees and expenses of the holder or holders thereof or of its or their counsel, and transfer taxes applicable to the sale of such Warrant Stock, shall be borne by such holder or holders.

(d) The Company shall provide timely notice to NASDAQ of its intent to issue Warrant Stock to the Registered Holder upon the exercise of this Warrant, and shall comply in full with any and all requirements of NASDAQ's National Market
System applicable to the issuance, listing and trading of such shares of Warrant Stock subsequent to such issuance.

(e) The Registered Holder agrees, and each other holder of Warrant Stock agrees, if requested by the Company or the representative of the underwriters underwriting an offering of Common Stock (or other securities of the Company) from time to time, not to sell or otherwise transfer or dispose of any Warrant Stock then held by the Registered Holder or such other holder during such period of time following the effective date of any registration statement of the Company
(other than the Sprint Registration Statement) filed under the Act for the period of time with respect to which a majority of the executive officers of the Company agree not to sell shares of Common Stock (or other securities of the Company). Such agreement shall be in writing in a form satisfactory to the Company and such representative. The
Company may impose stop-transfer instructions with respect to the Warrant Stock subject to the foregoing restriction until the end of such period.

5.   Notices of Record Date. etc.

In the event that:

(a)the Company shall set a record date for the purpose of entitling or enabling the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) to receive any dividend or other distribution (other than a dividend payable solely in Common Stock or out of funds legally available therefor), or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

(b)there shall occur any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

(c)there shall occur any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder a notice specifying, as the case may be, (i) the record date for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the effective date of such reorganization, reclassification, consolidation, merger or transfer or (iii) the date of such dissolution, liquidation or winding-up is to take place, and also specifying, if applicable, the date and time as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice, provided that the failure to so mail such notice shall not affect the legality or validity of any such action.

6.   Reservation of Stock.

The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such shares of Warrant Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

7.   Replacement of Warrants.

Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

8.   Termination In Certain Events.

(a) This Warrant shall automatically terminate and be null and void upon the termination of the Master Agreement for Data Communications (the "Sprint Contract") dated May 14,
1993, as amended or extended from time to time, between the Company and the Registered Holder. However, the breach of the Sprint Contract by the Company shall not entitle the Company to terminate this Warrant except if such Company breach occurs as a result of the Company's failure to achieve the percentage parameters outlined in Section 6a of the Sprint Contract.

(b) This Warrant shall automatically terminate and be null and void in the event that the pricing terms contained in
Section 4a or 4b of the Sprint Contract shall no longer be in effect. However, the breach of the Sprint Contract by the Company shall not entitle the Company to terminate this Warrant except if such Company breach occurs as a result of the Company's failure to achieve the percentage parameters outlined in Section 6a of the Sprint Contract.

(c) This Warrant shall automatically terminate and be null and void in the event that the Registered Holder shall fail to provide the Company with the applicable Grade of Service level as specified in Section 8e of the Sprint Contract and shall fail to restore such Grade of Services within thirty
(30) days after receipt of a notice of deficiency from the Company as provided in Section 6f of the Sprint Contract.

9.   Transfers. etc.

(a) The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. The Registered Holder may change its, his or her address as shown on the warrant register by written notice to the Company requesting such change.

(b)   This Warrant shall not be transferable by the
Registered Holder and shall be exercisable only by the
Registered Holder; provided that this Warrant may be
transferred to, and may be exercisable by, any company that
directly, or indirectly through one or more intermediaries,
is controlled by, or is under common control with, the
Registered Holder.   Subject to the foregoing, this Warrant
shall not be assigned, pledged or hypothecated in any way
(whether by operation of law or otherwise) and shall not be
subject to execution, attachment or similar process without
the prior written consent of the Company.   Any attempted
transfer, assignment, pledge, hypothecation or other disposition of this Warrant or of any rights granted hereunder contrary to the provisions of this Section 9, or the levy of any attachment or similar process upon this Warrant or such rights, shall be null and void.

(c) Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

10.  Right of First Refusal.

(a)   Voluntary Transfers of Warrant Stock.

If at any time after exercise of this Warrant, the Registered Holder or any other holder of Warrant Stock intends to sell, assign, transfer or otherwise voluntary dispose in a single or series of related transactions of all or part of the Warrant Stock which constitutes one percent (1%) or more of the Company's then outstanding shares of Common Stock, the Registered Holder or such other holder shall give written notice of such intention to the Company, which notice shall include either (i) the name of the proposed transferee, the proposed aggregate purchase price for the Warrant Stock, the terms of payment of such purchase price and all other matters relating to such sale and shall be accompanied by a copy of the binding written agreement of the proposed transferee to purchase the Warrant Stock or
(ii) a statement that such shares will be sold by the Registered Holder or such other holder in a block transaction negotiated by a broker-dealer registered with the Securities and Exchange Commission. Such notice shall constitute a binding offer by the Registered Holder or such other holder to sell to the Company such number of shares of Warrant Stock then held by the Registered Holder or such other holder as are proposed to be sold in the notice at either (A) the lesser of the monetary aggregate purchase price designated in a notice pursuant to clause (i) or at the then Fair Market Value (as defined below) of such shares or (B) with respect to shares of Warrant Stock to be sold in a block transaction, the Fair Market Value, in either case,
payable as provided in subsection 10(b).   Within twenty
(20) days after receipt of written notice, the Company shall give written notice to the Registered Holder or such other holder of Warrant Stock as to whether such offer has been accepted by the Company. The Company may only accept such offer in whole and may not accept such offer in part. Such acceptance notice shall fix a time, location and date for the closing of such purchase which shall not be less than seven (7) nor more than thirty (30) days after the
giving of the acceptance notice.   The place for such
closing shall be at the principal office of the Company or such other location agreed to by the parties. At such closing, the Registered Holder or such other holder of Warrant Stock shall accept payment as set forth in subsection 10(b) and shall deliver to the Company in exchange therefor certificates for the Warrant Stock stated in the notice accompanied by duly executed instruments of transfer.

If the Company shall fail to accept any such offer, then the Registered Holder or such other holder of Warrant Stock shall be free to sell all, but not less than all, of the shares of Warrant Stock set forth in the relevant notice to the designated transferee at a price and on terms no less favorable to the Registered Holder or such other holder than described in the notice of Registered Holder or such other holders or in market transactions, provided that such sale is consummated within sixty (60) days after the giving of notice by the Registered Holder or such other holder to the Company as aforesaid. After the expiration of such sixty-day period, the provisions of this Section 10 shall again apply with respect to any proposed transfer of Warrant Stock by the Registered Holder or such other holder of Warrant Stock.

For purposes of this Section 10, the "Fair Market Value" of a share of Warrant Stock shall mean the average of the closing prices per share of Common Stock for the ten (10) consecutive trading days immediately preceding the date notice is given by the Registered Holder or such other holder of Warrant Stock to the Company.

The purchase price of any Warrant Stock to be acquired pursuant to this Section 10 shall be payable on the terms offered to the Registered Holder or such other holder by the proposed transferee, if any (provided, however, that the Company shall not be required to meet any non-monetary terms of the proposed transfer, including, without limitation, delivery of other securities in exchange for the Warrant Stock proposed to be sold) or by payment in full by bank check at the time of delivery of the underlying Shares.

(b)  Tender.

In the event of the purchase pursuant to subsection (a), the Registered Holder or other holder of Warrant Stock shall tender the shares of Warrant Stock being purchased hereunder to the Company, or to one or more assignees designated by the Company, at the principal office of the Company at a reasonable date and time specified by it (in any event within thirty (30) days of the Company's election), by delivery of certificates representing such shares endorsed in blank and in proper form for transfer against payment of the purchase price.

(c)  Waiver.

Disposition of Warrant Stock. From time to time the Company may waive its rights hereunder either generally or with respect to one or more specified transfers. Any shares of Warrant Stock which the Company has elected to purchase hereunder may be disposed of by the Company in such manner as it deems appropriate, with or without further restrictions on the transfer thereof.

(d)  Legend.

The Company will cause all certificates or other instruments representing the Warrant Stock to be endorsed conspicuously on the face thereof with the following legend:

       "The shares represented by this certificate are
         subject to the restrictions on transfer and
        disposition contained in the Warrant upon the
    exercise of which such shares were issued, a copy of
       which Warrant is available for inspection at the offices of the Corporation or may be available upon request."

11.  Mailing of Notices, etc.

All notices and other communications from the Company to the Registered Holder of this Warrant shall be mailed by first-class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its offices at 8619 Westwood Center Drive, Vienna, VA 22182, or such other address as the Company shall so notify the Registered Holder.

12.  No Rights as Stockholder.

Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

13.  Change or Waiver.

Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

14.  Headings.

The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

15.  Governing Law.

This Warrant will be governed by and construed in accordance with the laws of the State of Delaware.

                              America Online, Inc.



                          By: /s/ LENNERT LEADER
Dated:  5/14/93               Name:  Lennert Leader
                              Title:      Chief    Financial
                              Officer

                          EXHIBIT I
                        PURCHASE FORM

To:  America Online, Inc.
     8619 Westwood Center Drive
     Vienna, VA 22182

The undersigned pursuant to the provisions set forth in the attached Warrant (No. 3), hereby irrevocably elects to purchase _________ shares of the Common Stock (the "Common
Stock") covered by such Warrant and herewith makes payment of $_____, representing the full purchase price for such shares at the price per share provided for in such Warrant.

The undersigned understands and acknowledges the terms and restrictions on the right to transfer or dispose of the Common Stock set forth in Sections 4 and 10 of the attached
Warrant, which the undersigned has carefully reviewed. The undersigned consents to the placing of a legend on its certificate for the Common Stock referring to such restrictions and the placing of stop transfer orders until the Common Stock may be transferred in accordance with the terms of such restrictions.

                              Sprint Communications
                              Company, L.P.



                          By:
                              Name:
                              Title:

                              Dated: